NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS
SECOND QUARTER 2021 RESULTS

•Revenue up 74% to over $1.0 billion, fueled by strong increases in all businesses, including 35% Global Lottery same-store sales growth

•Delivered operating income of $244 million, highlighting impressive Global Lottery operating leverage and excellent progress on structural cost savings

•Net income of $365 million comprised of $39 million loss from continuing operations and income from discontinued operations of $404 million, including gain on sale of assets

•Adjusted EBITDA increases 170% to $442 million, among the highest in Company history

•Generated $500 million in cash from continuing operations and a record-level $380 million of free cash flow during the first half of the year

•$1.0 billion net debt reduction in first half; net debt leverage improved from 6.4x to 4.3x, reaching target six months early

•Raising 2021 outlook; now expect to exceed 2019 levels for key financial metrics this year

LONDON – August 3, 2021 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the second quarter ended June 30, 2021. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

"Impressive second quarter results highlight the vitality of our portfolio," said Marco Sala, CEO of IGT. "Outstanding Lottery performance, the progressive recovery in land-based Gaming, and strong increase in Digital & Betting activities drove substantial revenue and profit growth, delivering Adjusted EBITDA that is among the highest recorded in a quarterly period. On the strength of the first half performance, we are raising our outlook for the year and now expect to exceed 2019 levels for key financial metrics this year."

"Record free cash flow from continuing operations and proceeds from recent asset sales fueled significant debt reduction in the first half," said Max Chiara, CFO of IGT. "Our leverage profile improved substantially, reaching pre-pandemic levels well ahead of expectations, and improving our credit profile and overall financial condition."

Overview of Consolidated Second Quarter 2021 Results

	Quarter Ended		Y/Y Change (%)	Constant Currency Change (%)
All amounts from continuing operations	June 30,
	2021	2020
($ in millions, unless otherwise noted)
GAAP Financials:
Revenue
Global Lottery	725	460	58%	50%
Global Gaming	316	140	126%	120%
Total revenue	1,041	600	74%	67%

Operating income (loss)
Global Lottery	300	107	180%	163%
Global Gaming	10	(111)	NA	NA
Corporate support expense	(26)	(26)	—%	11%
Other(1)	(40)	(43)	7%	7%
Total operating income (loss)	244	(72)	NA

Net cash provided by operating activities	249	127	95%

Cash and cash equivalents	639	1,338	(52)%

Non-GAAP Financial Measures:
Adjusted EBITDA
Global Lottery	414	221	87%	76%
Global Gaming	49	(36)	NA	NA
Corporate support expense	(21)	(20)	(2)%	12%
Total Adjusted EBITDA	442	164	170%	157%

Free cash flow	176	73	140%

Net debt(2)	6,312	7,297	(13)%

(1) Primarily includes purchase price amortization
(2) Historical net debt recast to only reflect continuing operations
Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Key Highlights:

•Global Lottery delivers second-highest revenue and profit levels in segment history, driven by strong player demand
•Achieved approximately two-thirds of $200M+ 2021 OPtiMa savings targets year-to-date
•Global Gaming returns to profitability as progressive recovery continues; Digital & Betting revenue increases 41% in the quarter
•Growing adoption of IGT's best-in-class cashless solutions, most recently with Agua Caliente Casinos and Washington's Lottery
•Completed sale of Italy B2C gaming businesses; net proceeds used to partially fund full redemption, by make-whole call, of 4.750% Senior Secured Euro Notes due February 2023

•Announced 25th anniversary of Wheel of Fortune® Slots; deployed Wheel of Fortune®-themed Historical Horse Racing games at Churchill Downs in Kentucky
•Signed seven-year systems contract with Maryland Lottery connecting 11,500 Video Lottery Terminals and Electronic Table Games across six casinos
•Expanded availability of PeakSlant49™ cabinet, with high-performing core video content, under purchase model
•Recently won "Casino Supplier of the Year" award in 2021 Global Gaming Awards London

Financial highlights:

Consolidated revenue of $1.0 billion, up 74% from the prior year
•Global Lottery revenue rises 58% to $725 million, driven by 35% growth in same-store sales
•Global Gaming revenue totals $316 million, up 126% from the prior year and 19% sequentially on continued recovery trends

Operating income of $244 million compared to operating loss of $72 million in the prior year
•High profit flow-through of Global Lottery same-store sales growth
•Mix of high-margin Italy lottery sales
•Disciplined cost management and benefits from OPtiMa structural cost-savings program

Net interest expense of $91 million compared to $96 million in the prior year, driven by lower average debt balances and interest rates
Provision for income taxes of $32 million compared to a benefit from income taxes of $3 million in the prior year, on significant increase in operating profitability

Net loss of $39 million versus net loss of $268 million in the prior-year period, primarily driven by significant increase in revenue

Adjusted EBITDA of $442 million compared to $164 million in the prior-year period; Global Lottery delivers near record segment-level Adjusted EBITDA

Net debt of $6.3 billion, down over $1.0 billion from $7.3 billion at December 31, 2020; Net debt leverage of 4.3x, down from 6.4x at December 31, 2020, driven by strong financial results, cash flow generation, and proceeds from sale of Italy gaming businesses

Cash and Liquidity Update
•Total liquidity of $1.9 billion as of June 30, 2021; $639 million in unrestricted cash and $1.3 billion in additional borrowing capacity
•$748 million in net cash proceeds from sale of Italy gaming businesses used to fund redemption of 4.750% Euro bonds due 2023
•Executed amendment and extension of Term Loan Facility in July, increasing liquidity, extending debt maturities, and lowering interest costs

Outlook
•Second half 2021 revenue and operating income from continuing operations of $2.0 billion and $300 million, respectfully, meaningfully higher than prior year
◦Global Lottery returns to more normal growth rates applied to higher levels of consumption; third quarter-to-date same-store sales up double digits versus 2019
◦Global Gaming progressive recovery continues
•Second half 2021 compared to first half 2021
◦Revenue, operating income, and cash from operations lower on normalization of lottery growth trends
◦Capital expenditures of approximately $175 million, sequentially accelerating to support growth; full year capital expenditures below 2019 levels
◦Depreciation and amortization stable
•Does not factor in any additional impact from COVID-19 restrictions

Conference Call and Webcast

August 3, 2021, at 8:00 a.m. EDT

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers
•US/Canada toll-free dial-in number: +1 866 968-0344
•Outside the US/Canada toll-free number: +1 873 415-0264
•Conference ID/confirmation code: 8589154
•A telephone replay of the call will be available for one week
◦US/Canada replay number: +1 800 585-8367
◦Outside the US/Canada replay number: +1 416 621-4642
◦ID/Confirmation code: 8589154

Note: Certain totals in the tables included in this press release may not add due to rounding

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2021 are calculated using the same foreign exchange rates as the corresponding 2020 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Adjusted EBITDA – discontinued operations represents income (loss) from discontinued operations (a GAAP measure) before income taxes, interest expense, depreciation and amortization, and gain on sale of discontinued operations. Adjusted EBITDA – combined represents Total Adjusted EBITDA plus Adjusted EBITDA – discontinued operations. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash and equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Prior to the disposal of the Italian B2C gaming businesses in the second quarter of 2021, management calculated the Net debt leverage ratio as the ratio of Net debt as of a particular balance sheet date to the LTM of Adjusted EBITDA – combined prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data: ($ in millions, unless otherwise noted)

						Sequential
				Constant		Change as
	Q2'21	Q2'20	Y/Y Change	Currency		Reported
GLOBAL LOTTERY			(%)	Change (%)(1)	Q1'21	(%)
Revenue
Service
Operating and facilities management contracts	675	416	62%	55%	695	(3)%
Upfront license fee amortization	(53)	(48)	(9)%	—%	(52)	(1)%
Operating and facilities management contracts, net	623	367	70%	62%	643	(3)%
Other	79	70	12%	4%	83	(4)%
Total service revenue	702	438	60%	53%	725	(3)%

Product sales	23	22	6%	3%	23	(1)%
Total revenue	725	460	58%	50%	749	(3)%

Operating income	300	107	180%	163%	337	(11)%
Adjusted EBITDA(1)	414	221	87%	76%	447	(7)%

Global same-store sales growth (%)
Instant ticket & draw games	34.9%	(7.1)%			27.4%
Multi-jurisdiction jackpots	28.8%	(24.2)%			94.7%
Total	34.5%	(8.5)%			32.4%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	20.5%	3.5%			20.9%
Multi-jurisdiction jackpots	28.8%	(24.2)%			94.7%
Total	21.1%	0.6%			27.8%

Italy same-store sales growth (%)
Instant ticket & draw games	115.2%	(40.5)%			52.2%

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

						Sequential
				Constant		Change as
	Q2'21	Q2'20	Y/Y Change	Currency		Reported
GLOBAL GAMING			(%)	Change (%)(1)	Q1'21	(%)
Revenue
Service
Terminal	108	25	325%	323%	90	20%
Systems, software, and other	91	59	54%	50%	86	6%
Total service revenue	199	84	136%	132%	175	13%

Product sales
Terminal	86	44	97%	91%	62	40%
Other	31	12	160%	147%	29	7%
Total product sales revenue	117	56	110%	103%	91	29%
Total revenue	316	140	126%	120%	266	19%

Operating income (loss)	10	(111)	NA	NA	(19)	NA
Adjusted EBITDA(1)	49	(36)	NA	NA	19	158%

Installed base units
Casino	47,964	48,704	(2)%		48,230
Casino - L/T lease(2)	1,136	930	22%		1,135
Total installed base units	49,100	49,634	(1)%		49,365

Installed base units (by geography)
US & Canada	33,820	34,800	(3)%		34,138
Rest of world	15,280	14,834	3%		15,227
Total installed base units	49,100	49,634	(1)%		49,365

Yields (by geography)(3), in absolute $
US & Canada	$38.41	$8.69	342%		$32.27
Rest of world	$4.03	$0.49	NM		$2.58
Total yields	$27.49	$6.21	343%		$22.93

Global machine units sold
New/expansion	1,167	1,443	(19)%		884
Replacement	5,168	1,538	236%		3,521
Total machine units sold	6,335	2,981	113%		4,405

US & Canada machine units sold
New/expansion	643	1,382	(53)%		620
Replacement	3,485	1,330	162%		2,276
Total machine units sold	4,128	2,712	52%		2,896

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein
(2) Excluded from yield calculations due to treatment as sales-type leases
(3) Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units

						Sequential
				Constant		Change as
	Q2'21	Q2'20	Y/Y Change	Currency		Reported
GLOBAL GAMING (Continued)			(%)	Change (%)(1)	Q1'21	(%)
Rest of world machine units sold
New/expansion	524	61	NM		264
Replacement	1,683	208	NM		1,245
Total machine units sold	2,207	269	NM		1,509

Average Selling Price (ASP), in absolute $
US & Canada	$13,900	$14,700	(5)%		$13,900
Rest of world	$12,700	$14,000	(9)%		$13,700
Total ASP	$13,400	$14,600	(8)%		$13,800

Gaming Systems Revenue	39	23	66%		30

CONSOLIDATED
Revenue (by geography)
US & Canada	561	369	52%	51%	542	4%
Italy	353	146	141%	122%	348	1%
Rest of world	127	84	51%	40%	124	2%
Total revenue	1,041	600	74%	67%	1,015	3%

Digital & Betting Revenue(2)	61	44	41%	34%	58	5%

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein
(2) Included within consolidated revenue

International Game Technology PLC
Consolidated Statements of Operations
($ in millions and shares in thousands, except per share amounts)
Unaudited

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Service revenue	901	522	1,802	1,178
Product sales	140	78	254	236
Total revenue	1,041	600	2,055	1,414

Cost of services	438	361	880	776
Cost of product sales	88	67	160	160
Selling, general and administrative	207	168	393	332
Research and development	61	31	116	92
Goodwill impairment	—	—	—	296
Restructuring	—	43	—	47
Other operating expense	1	1	1	2
Total operating expenses	796	672	1,551	1,704

Operating income (loss)	244	(72)	504	(290)

Interest expense, net	91	96	185	196
Foreign exchange loss (gain), net	90	74	(55)	4
Other expense, net	70	28	94	29
Total non-operating expenses	251	198	224	229
(Loss) income from continuing operations before provision for (benefit from) income taxes	(7)	(271)	280	(519)
Provision for (benefit from) income taxes	32	(3)	181	(4)
(Loss) income from continuing operations	(39)	(268)	100	(515)
Income (loss) from discontinued operations, net of tax	13	(15)	24	(1)
Gain on sale of discontinued operations, net of tax	391	—	391	—
Income (loss) from discontinued operations	404	(15)	415	(1)
Net income (loss)	365	(282)	514	(516)
Less: Net income attributable to non-controlling interests from continuing operations	60	—	119	15
Less: Net loss attributable to non-controlling interests from discontinued operations	—	(3)	(2)	(4)
Net income (loss) attributable to IGT PLC	306	(280)	397	(528)

Net loss from continuing operations attributable to IGT PLC per common share - basic & diluted	(0.48)	(1.31)	(0.09)	(2.59)
Net income (loss) attributable to IGT PLC per common share - basic & diluted	1.49	(1.37)	1.94	(2.58)
Weighted-average shares - basic & diluted	205,096	204,748	204,977	204,591

International Game Technology PLC
Consolidated Balance Sheets
($ in millions)
Unaudited

	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	639	907
Restricted cash and cash equivalents	180	199
Trade and other receivables, net	974	846
Inventories	167	169
Other current assets	627	480
Assets held for sale	4	839
Total current assets	2,591	3,440
Systems, equipment and other assets related to contracts, net	990	1,068
Property, plant and equipment, net	122	132
Operating lease right-of-use assets	273	288
Goodwill	4,688	4,713
Intangible assets, net	1,499	1,577
Other non-current assets	1,727	1,774
Total non-current assets	9,300	9,552
Total assets	11,891	12,992

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	1,113	1,126
Current portion of long-term debt	—	393
Other current liabilities	908	847
Liabilities held for sale	—	250
Total current liabilities	2,021	2,615
Long-term debt, less current portion	6,959	7,857
Deferred income taxes	404	333
Operating lease liabilities	254	266
Other non-current liabilities	322	360
Total non-current liabilities	7,940	8,816
Total liabilities	9,961	11,431
Commitments and contingencies
IGT PLC’s shareholders’ equity	1,216	777
Non-controlling interests	714	784
Shareholders’ equity	1,930	1,561
Total liabilities and shareholders’ equity	11,891	12,992

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Cash flows from operating activities
Net income (loss)	365	(282)	514	(516)
Less: Income (loss) from discontinued operations	404	(15)	415	(1)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations:
Foreign exchange loss (gain), net	90	74	(55)	4
Depreciation	83	88	165	173
Loss on extinguishment of debt	67	28	91	28
Amortization of upfront license fees	55	51	110	101
Amortization	50	52	100	108
Stock-based compensation	7	1	11	(12)
Debt issuance cost amortization	5	5	11	10
Goodwill impairment	—	—	—	296
Deferred income taxes	(18)	(13)	82	(37)
Other non-cash items, net	4	4	5	(1)
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:
Trade and other receivables	(48)	(192)	(134)	88
Inventories	1	10	5	(6)
Accounts payable	(91)	175	24	(19)
Other assets and liabilities	81	111	(14)	(67)
Net cash provided by operating activities from continuing operations	249	127	500	153
Net cash provided by (used in) operating activities from discontinued operations	5	40	(31)	172
Net cash provided by operating activities	254	168	469	325

Cash flows from investing activities
Capital expenditures	(73)	(54)	(121)	(140)
Proceeds from sale of assets	5	(1)	11	5
Other	2	—	1	11
Net cash used in investing activities from continuing operations	(66)	(55)	(108)	(124)
Net cash provided by (used in) investing activities from discontinued operations	743	(6)	734	(20)
Net cash provided by (used in) investing activities	677	(61)	626	(144)

Cash flows from financing activities
Principal payments on long-term debt	(1,035)	(527)	(2,422)	(959)
Payments in connection with the extinguishment of debt	(63)	(25)	(85)	(25)
Net (payments of) receipts from financial liabilities	(6)	(14)	3	36
Payments of debt issuance costs	(1)	(20)	(7)	(20)
Proceeds from long-term debt	—	750	750	750
Net proceeds from (repayments of) short-term borrowings	4	(35)	3	75
Net proceeds from (repayments of) Revolving Credit Facilities	84	(263)	516	725
Dividends paid	—	—	—	(41)
Dividends paid - non-controlling interests	(20)	(76)	(89)	(91)
Return of capital - non-controlling interests	(51)	—	(61)	—
Capital increase - non-controlling interests	1	—	11	2
Other	(5)	(4)	(10)	(6)
Net cash (used in) provided by financing activities	(1,091)	(213)	(1,392)	446

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(160)	(106)	(297)	627
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	23	18	(13)	8
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	956	1,618	1,129	894
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	819	1,530	819	1,530
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	—	19	—	19
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	819	1,511	819	1,511

Supplemental Cash Flow Information
Interest paid	53	49	219	231
Income taxes paid	35	7	39	18

International Game Technology PLC
Net Debt
($ in millions)
Unaudited

	June 30,	December 31,
	2021	2020
6.250% Senior Secured U.S. Dollar Notes due February 2022	—	1,004
4.750% Senior Secured Euro Notes due February 2023	—	1,038
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	61
3.500% Senior Secured Euro Notes due July 2024	591	610
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,093	1,092
4.125% Senior Secured U.S. Dollar Notes due April 2026	743	—
3.500% Senior Secured Euro Notes due June 2026	885	913
6.250% Senior Secured U.S. Dollar Notes due January 2027	745	744
2.375% Senior Secured Euro Notes due April 2028	590	608
5.250% Senior Secured U.S. Dollar Notes due January 2029	743	743
Senior Secured Notes	5,450	6,813

Euro Term Loan Facility due January 2023	1,014	1,044
Euro Revolving Credit Facility B due July 2024	495	—
Long-term debt, less current portion	6,959	7,857

Euro Term Loan Facility due January 2023	—	393
Current portion of long-term debt	—	393

Short-term borrowings	4	—
Total debt	6,963	8,250

Less: Cash and cash equivalents	639	907
Less: Debt issuance costs, net - Revolving Credit Facilities due July 2024	12	24
Net debt	6,312	7,319

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended June 30, 2021
			Business
	Global	Global	Segment	Corporate	Total IGT
	Lottery	Gaming	Total	and Other	PLC
Loss from continuing operations					(39)
Provision for income taxes					32
Interest expense, net					91
Foreign exchange loss, net					90
Other non-operating expense, net					70
Operating income (loss)	300	10	310	(66)	244
Depreciation	49	35	83	—	83
Amortization - service revenue (1)	55	—	55	—	55
Amortization - non-purchase accounting	9	1	10	1	11
Amortization - purchase accounting	—	—	—	39	39
Stock-based compensation	2	2	3	4	7
Other (2)	—	—	—	1	1
Adjusted EBITDA	414	49	463	(21)	442

Income from discontinued operations					404
Gain on sale of discontinued operations					(396)
Provision for income taxes					—
Interest expense, net					—
Depreciation					—
Amortization					—
Adjusted EBITDA - discontinued operations					9

Adjusted EBITDA - combined					451

Cash flows from operating activities - continuing operations					249
Capital expenditures					(73)
Free Cash Flow					176

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended June 30, 2020
			Business
	Global	Global	Segment	Corporate	Total IGT
	Lottery	Gaming	Total	and Other	PLC
Loss from continuing operations					(268)
Benefit from income taxes					(3)
Interest expense, net					96
Foreign exchange loss, net					74
Other non-operating expense, net					28
Operating income (loss)	107	(111)	(4)	(69)	(72)
Depreciation	50	37	87	—	88
Amortization - service revenue (1)	51	—	51	—	51
Amortization - non-purchase accounting	7	2	9	1	10
Amortization - purchase accounting	—	—	—	42	42
Restructuring	5	35	40	3	43
Stock-based compensation	—	—	—	1	1
Other (2)	—	—	—	1	1
Adjusted EBITDA	221	(36)	184	(20)	164

Loss from discontinued operations					(15)
Benefit from income taxes					(8)
Interest expense, net					—
Depreciation					12
Amortization					14
Adjusted EBITDA - discontinued operations					4

Adjusted EBITDA - combined					167

Cash flows from operating activities - continuing operations					127
Capital expenditures					(54)
Free Cash Flow					73

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the six months ended June 30, 2021
			Business
	Global	Global	Segment	Corporate	Total IGT
	Lottery	Gaming	Total	and Other	PLC
Income from continuing operations					100
Provision for income taxes					181
Interest expense, net					185
Foreign exchange gain, net					(55)
Other non-operating expense, net					94
Operating income (loss)	637	(9)	628	(124)	504
Depreciation	96	70	166	(1)	165
Amortization - service revenue (1)	110	—	110	—	110
Amortization - non-purchase accounting	17	3	19	2	21
Amortization - purchase accounting	—	—	—	79	79
Restructuring	(1)	1	—	—	—
Stock-based compensation	2	3	5	6	11
Other (2)	—	—	—	1	1
Adjusted EBITDA	862	67	929	(37)	892

Income from discontinued operations					415
Gain on sale of discontinued operations					(396)
Provision for income taxes					4
Interest expense, net					—
Depreciation					—
Amortization					—
Adjusted EBITDA - discontinued operations					23

Adjusted EBITDA - combined					915

Cash flows from operating activities - continuing operations					500
Capital expenditures					(121)
Free Cash Flow					380

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the six months ended June 30, 2020
			Business
	Global	Global	Segment	Corporate	Total IGT
	Lottery	Gaming	Total	and Other	PLC
Loss from continuing operations					(515)
Benefit from income taxes					(4)
Interest expense, net					196
Foreign exchange loss, net					4
Other non-operating expense, net					29
Operating income (loss)	251	(117)	135	(425)	(290)
Goodwill impairment	—	—	—	296	296
Depreciation	96	77	173	1	173
Amortization - service revenue (1)	101	—	101	—	101
Amortization - non-purchase accounting	14	3	17	2	19
Amortization - purchase accounting	—	—	—	89	89
Restructuring	5	36	41	6	47
Stock-based compensation	(4)	(5)	(9)	(3)	(12)
Other (2)	—	—	—	2	2
Adjusted EBITDA	464	(6)	458	(33)	425

Loss from discontinued operations					(1)
Benefit from income taxes					(4)
Interest expense, net					—
Depreciation					25
Amortization					28
Adjusted EBITDA - discontinued operations					48

Adjusted EBITDA - combined					473

Cash flows from operating activities - continuing operations					153
Capital expenditures					(140)
Free Cash Flow					13

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs

The following table summarizes Adjusted EBITDA and Adjusted EBITDA - discontinued operations for the actual period end dates and LTM, and the respective net debt leverage calculations:

($ in millions)	Q3'20	Q4'20	Q1'21	Q2'21
Adjusted EBITDA	287	295	450	442
Adjusted EBITDA - discontinued operations	65	26	14	9
Adjusted EBITDA - combined	352	321	464	451

LTM Adjusted EBITDA (1)	1,078	1,008	1,196	1,474
LTM Adjusted EBITDA - combined (1)(2)	1,260	1,146	1,305	1,588

Net debt	7,243	7,319	7,069	6,312

Net debt leverage
LTM Adjusted EBITDA (3)				4.3x
LTM Adjusted EBITDA - combined (4)	5.7x	6.4x	5.4x	4.0x

(1) Adjusted EBITDA was $164 million, $261 million, and $365 million for the quarters ended June 30, 2020, March 31, 2020, and December 31, 2019, respectively.

(2) Adjusted EBITDA - discontinued operations was $4 million, $44 million, and $69 million for the quarters ended June 30, 2020, March 31, 2020, and December 31, 2019, respectively.

(3) Net debt / LTM Adjusted EBITDA

(4) Net debt / LTM Adjusted EBITDA - combined